SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
TRANSITION THERAPEUTICS INC.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
893716209
(CUSIP Number)
October 10, 2008
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]     Rule 13d-1(b)
[x]     Rule 13d-1(c)
[  ]     Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	893716209	13G	Page	2	of	5

1	NAMES OF REPORTING PERSONS Jack W. Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,673,129

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,289,194

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,673,129

WITH:	8	SHARED DISPOSITIVE POWER

		1,289,194

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,962,323

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.77%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	893716209	13G	Page	3	of	5

1	NAMES OF REPORTING PERSONS Schuler Family Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Incorporated in Illinois

	5	SOLE VOTING POWER

NUMBER OF		1,289,194

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Not applicable.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,289,194

WITH:	8	SHARED DISPOSITIVE POWER

		Not applicable.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,289,194

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.56%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	893716209	13G	Page	4	of	5
This Amendment No. 1 to Schedule 13G (“Amendment No. 1”) is being filed with respect to the Common Shares, no par value (“Common Shares”) of Transition Therapeutics Inc., a Canadian corporation (the “Company”), to amend the Schedule 13G filed on March 31, 2008 (the “Schedule 13G”). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.
Item 4.     Ownership.
Item 4 of Schedule 13G is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:
     (a) Amount Beneficially Owned:
          The 2,962,323 shares of the Common Shares for which this Schedule is filed, consist of 1,673,129 shares that owns directly by Jack W. Schuler and through an individual retirement account for his benefit and 1,289,194 shares owned by the Schuler Family Foundation, a tax-exempt private foundation of which Mr. Schuler is one of three directors.
     (b) Percent of Class:
     12.77%
     (c) Number of Shares as to Which Such Person Has:
For Mr. Schuler:
     (i) Sole power to vote or to direct the vote: 1,673,323
     (ii) Shared power to vote or direct the vote: 1,289,194*
     (iii) Sole power to dispose or to direct the disposition of: 1,673,323
     (iv) Shared power to dispose of to direct the disposition of: 1,289,194*
* Mr. Schuler shares the voting and dispositive power with respect to the 1,289,194 shares of Common Shares held by the Schuler Family Foundation. Mr. Schuler is one of three directors of the Schuler Family Foundation. The other two directors are Mr. Schuler’s wife, Renata Schuler, and his daughter, Tanya Schuler.
For The Schuler Family Foundation:
     (i) Sole power to vote or to direct the vote: 1,289,194
     (ii) Shared power to vote or direct the vote: Not applicable.

CUSIP No.	893716209	13G	Page	5	of	5
     (iii) Sole power to dispose or to direct the disposition of: 1,289,194
     (iv) Shared power to dispose of to direct the disposition of: Not applicable.
Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
Item 6 of Schedule 13G is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:
     The 2,962,323 shares of the Common Shares for which this Schedule is filed consist of 1,673,323 shares that Mr. Schuler owns directly and through an individual retirement account for his benefit and 1,289,194 shares owned by the Schuler Family Foundation, a tax-exempt private foundation of which Mr. Schuler is one of three directors. The individual retirement account and the Schuler Family Foundation each have the right to receive and the power to direct the receipt of dividends from, and the proceeds of sale from, the shares of Transition Common Shares that they respectively hold.
Item 10.     Certification.
     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
     Dated: October 16, 2008.

/s/ Jack W. Schuler
Jack W. Schuler

SCHULER FAMILY FOUNDATION
/s/ Jack W. Schuler
Jack W. Schuler, Director